Mail Stop 6010

      December 14, 2005



VIA U.S. MAIL AND FAX (763) 572-5474

Mr. Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

	Re:	Medtronic, Inc.
		Form 10-K for the year ended April 29, 2005
		Filed June 29, 2005
		File No. 001-7707


Dear Mr. Ellis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended April 29, 2005

Consolidated Financial Statements, page 34

Note 3. Special and IPR&D Charges, page 52

1. We noted that you classified certain litigation costs as "special charges" in your income statement. In addition, we noted that you state that these "charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on income from continuing operations." Please tell us why you believe litigation costs incurred in the ordinary course of your business are considered "special charges." Litigation costs are normally considered an ordinary cost of business and are not considered to be special charges. Please also tell us why you refer to these charges as non-recurring, when it appears you have recorded special charges in each of the last three years. We may have further comments after reviewing your response. Revise your descriptions of these costs in future filings as necessary based on our comment.

Note 14. Commitments and Contingencies, page 71

2. We see your statement that "negative outcomes for the balance of
the litigation matters generally are not considered probable or cannot be reasonably estimated." Please revise your contingency disclosures in future filings to be more specific. For each contingency discussed, revise your disclosure to comply with
paragraphs 9-12 of SFAS 5.   This would include disclosing ranges
of
possible losses (or stating no ranges can be estimated) for all contingencies that have a reasonable possibility of causing a material negative impact to your financial statements.

Form 8-K dated November 16, 2005

3. With respect to the non-GAAP disclosures, please respond to the following:

* We note that your reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations.
We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.
If you continue to present non-GAAP information, Item 2.02 of Form
8-
K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ
Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

* Revise future filings to include a GAAP Statement of Operations prior to your reconciliation to GAAP earnings in order to present the
GAAP Statement of Operations with greater prominence than the non-GAAP information.

* Please tell us why you believe it is appropriate and compliant with
Regulation G to exclude "special charges" such as litigation, restructuring charges and certain tax adjustments in your non-GAAP disclosures. We note it appears that many of these adjustments are recurring since similar charges have been recorded in each of the preceding two years.

We may have further comments after reviewing your response.


Form 10-Q for the quarter ended October 28, 2005

Item 4.  Controls and Procedures - page 36

4. We note your statement that your chief executive officer and your chief financial officer "have concluded that, as of the end of the period covered by this quarterly report, our disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise this filing to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Gary L. Ellis
Medtronic, Inc.
December 14, 2005
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